Exhibit 12.1Ratio of Earnings to Fixed Charges

	2017	2016	2015	2014
Pre tax income	40,394	(69,481)	6,810	7,292
Total fixed charges	16,871	13,849	15,073	12,604
	57,265	(55,632)	21,883	19,896

Interest expense	15,340	12,253	13,599	11,295
Estimated interest portion of rent expense (1)	1,531	1,596	1,474	1,309
	16,871	13,849	15,073	12,604

	57,265	(55,632)	21,883	19,896
	16,871	13,849	15,073	12,604

Earnings to combined fixed charges and preferred
stock dividend requirements including interest on
deposits	3.39	(4.02)	1.45	1.58

Ratio of earnings to fixed charges	3.39	(4.02)	1.45	1.58

(1) Estimated to be 33% of rent expense paid.